June 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Venu Holding Corporation Offering Statement on Form 1-A File No. 024-12617

Ladies and Gentleman:

On behalf of Venu Holding Corporation (the “Company”), I respectfully request that the qualification date of the above-captioned offering statement be accelerated and that the offering statement be declared qualified on June 6, 2025 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the offering statement.

If you have any questions regarding this request, please contact Peter F. Waltz of Dykema Gossett PLLC at (414) 488-7321.

Very truly yours,

VENU HOLDING CORPORATION

By:	/s/ JW Roth
Name:	JW Roth
Title:	Chief Executive Officer

cc:	Peter Waltz, Esq.